SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                  -----              -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                        Yes               No   X
                            -----            -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
82-__________. )

                                      N/A

This Form 6-K consists of:

The announcement of the results of China Petroleum & Chemical Corporation (the "Registrant") for the first quarter ended 31 March 2005, made by the Registrant in English on April 28, 2005.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      China Petroleum & Chemical Corporation



                                                             By: /s/ Chen Ge
                                                                 -----------

                                                               Name: Chen Ge

                                  Title: Secretary to the Board of Directors



Date: April 28, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

                              (Stock code: 0386)

                  First Quarter Results Announcement for 2005

-------------------------------------------------------------------------------

   Highlights of the results of the Company for the first quarter ended 31 March 2005

   During this reporting period, income from principal operations and net profit of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its subsidiaries (the "Company") under the PRC Accounting Rules and Regulations amounted to RMB 169,040 million and RMB 9,004 million respectively. Turnover and other operating revenues and profit attributable to shareholders of Sinopec Corp. under International Financial Reporting Standards ("IFRS") amounted to RMB 174,127 million and RMB 9,637 million respectively.

   This quarterly results announcement is prepared in accordance with the Regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission ("CSRC"). This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. Financial information set out in this quarterly results announcement has been prepared in accordance with the PRC Accounting Rules and Regulations. Although it is not required by CSRC, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with IFRS.

   This announcement is made pursuant to the disclosure requirement under Rule
   13.09 of the Listing Rules for its publication in Hong Kong.
-------------------------------------------------------------------------------

1.    Important Notice

      1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

      1.2 This quarterly results announcement has been reviewed and approved at the seventeenth meeting of the Second Session of the Board of Directors of Sinopec Corp.

      1.3 The financial statements contained in this announcement have not been audited.

      1.4 Mr. Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr. Wang Tianpu, President of Sinopec Corp., Mr. Zhang Jiaren, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Liu Yun, Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

2.    Basic Information of Sinopec Corp.

      2.1   Summary of the information of Sinopec Corp.

            Stock name           SINOPEC CORP          SINOPEC CORP         SINOPEC CORP          [GRAPHIC OMITTED]
            Stock code           0386                  SNP                  SNP                   600028
            Place of listing     Hong Kong Stock       New York Stock       London Stock Exchange Shanghai Stock
                                 Exchange              Exchange                                   Exchange
                                 Authorised Representatives                 Secretary to the      Representative on
                                                                            Board of Directors    Securities Matters
            Name                 Mr. Wang Jiming       Mr. Chen Ge          Mr. Chen Ge           Mr. Huang Wensheng

            Address              6A Huixindong Street, Chaoyang District, Beijing, China
            Postcode             100029
            Tel                  86-10-64990060        86-10-64990060       86-10-64990060        86-10-64990060
            Fax                  86-10-64990022        86-10-64990022       86-10-64990022        86-10-64990022
            E-mail               ir @sinopec.com.cn / media @sinopec.com.cn

2.2   Financial Information

      2.2.1    Principal accounting data and financial indicators

      2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations

                                                                                                 Changes at the end of
                                                                                                 this reporting period
                                                                     At                At        compared with data at
                                                               31 March       31 December     the end of the preceding
                                                                   2005              2004                 year end (%)

            Total assets (RMB millions)                         481,785           460,081                         4.72
            Shareholders' funds (excluding minority             195,417           186,350                         4.87
               interests) (RMB millions)
            Net assets per share (RMB)                            2.254             2.149                         4.87
            Adjusted net assets per share (RMB)                   2.206             2.102                         4.95

                                                                                                       Changes in this
                                                            Three-month       Three-month             reporting period
                                                           period ended      period ended         compared to the same
                                                               31 March          31 March      period of the preceding
                                                                   2005              2004                     year (%)

            Net cash flow from operating activities              14,854            11,208                        32.53
               (RMB millions)
            Earnings per share (RMB)                              0.104             0.086                        20.93
            Return on net assets (%)                              4.608             4.363        0.25 percentage point
            Return (adjusted for non-operating                    4.681             4.852      (0.17) percentage point
               profits/losses) on net assets (%)

                                                                                              Three-month period ended
            Non-operating profits/losses                                                                 31 March 2005
                                                                                                        (RMB millions)

            Written back of provisions on assets provided in previous years                                      (123)
            Non-operating expenses (excluding normal provisions on assets provided in                              427
               accordance with the Accounting Regulation for Business Enterprises)
            Of which:      Losses on disposal of fixed assets                                                      349
                           Donations                                                                                33
            Non-operating income                                                                                  (90)
            Tax effect of the above                                                                               (71)
            Total                                                                                                  143

      2.2.1.2     Principal accounting data and financial indicators prepared in accordance with IFRS

                                                                                                 Changes at the end of
                                                                                                 this reporting period
                                                                      At                At       compared with data at
                                                                31 March       31 December    the end of the preceding
                                                                    2005              2004                year end (%)

            Total assets (RMB millions)                         497,046           474,594                         4.73
            Shareholders' funds attributable to                 202,677           193,040                         4.99
            shareholders of the parent (excluding
            minority interests)  (RMB millions)
            Net assets per share (RMB)                            2.338             2.226                         4.99
            Adjusted net assets per share (RMB)                   2.294             2.187                         4.89

                                                                                                       Changes in this
                                                                                                      reporting period
                                                                                                           compared to
                                                              Three-month         Three-month       the same period of
                                                             period ended        period ended       the preceding year
                                                            31 March 2005       31 March 2004                      (%)


            Net cash flow from operating activities                12,793               9,874                    29.56
            (RMB millions)
            Earnings per share (RMB)                                0.111               0.096                    15.63
            Return on net assets (%)                                4.755               4.612    0.14 percentage point

            Note: The data for the first quarter ended 31 March 2004 was restated, please refer to Section 3.3.2 to this quarterly results announcement for more details.

      2.2.2 Income statements

            This section includes the income statements for the first quarter ended 31 March 2005 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the same period of 2004.

      2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations

            Item                                          Three-month period ended         Three-month period ended
                                                              31 March 2005                     31 March 2004
                                                         The Group       The Company        The Group      The Company
                                                          (Note 1)          (Note 1)         (Note 1)         (Note 1)
                                                      RMB millions      RMB millions     RMB millions     RMB millions
            1.    Income from principal                    169,040           114,331          123,490           86,063
                  operations
            Less: Cost of sales                            136,187            98,798           94,583           71,740
                  Sales taxes and surcharges                 4,207             2,766            3,835            2,290
            2.    Profit from principal                     28,646            12,767           25,072           12,033
                  operations
            Add:  Profit/(loss) from other                     320                15              149            (138)
                  operations
            Less: Selling expenses                           4,880             3,140            4,203            2,732
                  Administrative expenses                    6,056             3,555            5,065            3,358
                  Financial expenses                         1,372               954            1,162              926
                  Exploration expenses,                      1,370             1,070            1,454              911
                  including dry-holes
            3.    Operating profit                          15,288             4,063           13,337            3,968
            Add:Investment income                              143             9,513              141            8,088
                  Non-operating income                          90                31               72               52
            Less:Non-operating expenses                        427               258            1,590            1,446
            4.    Profit before taxation                    15,094            13,349           11,960           10,662
            Less: Taxation                                   4,629             4,345            3,456            3,299
                  Minority interests                         1,398                 -            1,141                -
            Add:  Unrecognised investment losses              (63)                 -               67                -
                  (Note 2)
            5.    Net profit                                 9,004             9,004            7,430            7,363

            Notes:  (1)  The "Company" means China Petroleum & Chemical
                         Corporation; The "Group" means China Petroleum & Chemical Corporation and its subsidiaries;

                    (2) This item represents the (written back) unrecognised investment losses exceeding the carrying value of long-term equity investments.

      2.2.2.2  Consolidated income statements prepared in accordance with IFRS

            Item                                                                              Three-month period
                                                                                                ended 31 March
                                                                                                 2005             2004
                                                                                         RMB millions     RMB millions
            1.          Turnover and other operating revenues                                 174,127          129,608
                        Including:   Turnover                                                 169,040          124,678
                                     Other operating revenues                                   5,087            4,930
            2.          Operating expenses                                                  (157,247)        (115,220)
                        Including:   Purchased crude oil, products and operating            (131,349)         (90,506)
                                     supplies and expenses
                                     Selling, general and administrative expenses             (7,577)          (7,169)
                                     Depreciation, depletion and amortisation                 (8,090)          (7,138)
                                     Exploration expenses, including dry-holes                (1,370)          (1,454)
                                     Personnel expenses                                       (4,317)          (4,048)
                                     Taxes other than income tax                              (4,207)          (3,863)
                                     Other operating expenses (net)                             (337)          (1,042)
            3.          Operating profit                                                       16,880           14,388
            4.          Finance costs                                                         (1,239)          (1,184)
                        Including:   Interest expense                                         (1,330)          (1,244)
                                     Interest income                                               78               77
                                     Foreign exchange losses                                     (25)             (24)
                                     Foreign exchange gains                                        38                7
            5.          Investment income/(loss)                                                   33             (11)
            6.          Share of profits less losses from associates                              117              123
            7.          Profit from ordinary activities before taxation                        15,791           13,316
            8.          Taxation                                                              (4,749)          (3,868)
            9.          Profit from ordinary activities after taxation                         11,042            9,448
                        Attributable to:
            10.         Shareholders of the parent                                              9,637            8,306
            11.         Minority interests                                                      1,405            1,142
            12.         Profit from ordinary                                                   11,042            9,448
                        activities after taxation

      2.2.3 Difference between the net profit for the first quarter of 2005 and shareholders' funds as at 31 March 2005 under the PRC Accounting Rules and Regulations and IFRS

      2.2.3.1 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the net profit are analysed as follows:

                                                                                       Three-month period ended
                                                                                               31 March
                                                                                               2005               2004
                                                                                       RMB millions       RMB millions

            Net profit under the PRC Accounting Rules and Regulations                         9,004              7,430
            Adjustments:
               Pre-operating expenditures                                                       457               (44)
               Depreciation of oil and gas properties                                           190                237
               Capitalisation of general borrowing costs, net of depreciation                   108                 94
                 effect
               Unrecognised investment losses                                                    63               (67)
               Acquisition of Sinopec National Star                                              29                 29
               Acquisitions of Tianjin Petrochemical, Luoyang Petrochemical,                      -                460
                 Zhongyuan Petrochemical and Catalyst Plants
               Revaluation of land use rights                                                     8                  8
               Amortisation of Goodwill                                                           7                  -
               Government grants                                                                  1                  -
               Disposal of oil and gas properties net of depreciation effect                  (103)                572
               Effects of the above adjustments on taxation                                   (120)              (412)
               Effects of the above adjustments on minority interests                           (7)                (1)
            Profit attributable to shareholders of the parent under IFRS                      9,637              8,306

      2.2.3.2 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the shareholders' funds are analysed as follows:

                                                                                At 31 March  2005       At 31 December
                                                                                                                  2004
                                                                                     RMB millions         RMB millions

            Shareholders' funds under the PRC Accounting Rules and                        195,417              186,350
               Regulations
            Adjustments:
               Pre-operating expenditures                                                       -                (457)
               Depreciation of oil and gas properties                                      11,884               11,694
               Capitalisation of general borrowing costs                                    1,778                1,670
               Acquisition of Sinopec National Star                                       (2,666)              (2,695)
               Revaluation of land use rights                                             (1,303)              (1,311)
               Goodwill                                                                         7                    -
               Government grants                                                            (604)                (605)
               Disposal of oil and gas properties                                           3,280                3,383
               Impairment losses on long-lived assets                                       (113)                (113)
               Effects of the above adjustments on taxation                               (5,166)              (5,046)
               Effects of the above adjustments on minority interests                         163                  170
            Shareholders' funds attributable to shareholders of the parent                202,677              193,040
               under IFRS

      2.3   Top ten shareholders with tradable shares

            Number of shareholders      Number of shareholders of Sinopec Corp.
            as at 31 March 2005         as at 31 March 2005: 266,547, including
                                        256,195 holders of A shares and 10,352
                                        holders of H Shares.

            Top ten shareholders with tradable shares

                                                                                 Number of shares
                                                                               held at the end of                Nature
                                                                             the reporting period        (A, B, H share
            Name of shareholders                                                  (10,000 shares)            or others)

            HKSCC (Nominees) Limited                                                  1,667,892.8              H Share
            EFUND 50 Securities Investment Fund                                           7,226.1              A Share
            Xinghe Securities Investment Fund                                             6,521.9              A Share
            Harvest Service Sector Fund                                                   6,148.8              A Share
            Qingdao Port Authority                                                        6,000.0              A Share
            CITIC Classic Securities Co., Ltd.                                            5,870.5              A Share
            China Fund SSE 50ETF Investment Fund                                          5,706.7              A Share
            Haifutong Profits Securities                                                  4,703.9              A Share
            Xinghua Securities Investment Fund                                            3,950.0              A Share
            China Southern Sustaining Growth Fund                                         3,620.0              A Share

      2.4.        Business review

            In the first quarter of 2005, the Chinese economy continued to maintain growth and domestic demand for refined oil products and petrochemical products remained strong. International prices of crude oil had fluctuated at a fairly high level. By adopting various measures to increase production volume and optimise operations in respond to the changing market, the Company obtained reasonably good operating results in various areas, including oil and gas production, processing volume of crude oil, sales volume of refined oil products and ethylene production.

            Exploration and Production Segment: the Company has made further efforts in exploration and development. Significant achievements have been made in exploration of concealed oil and gas reserves in the mature oil fields in eastern China. The exploration in the Tahe oilfield in western China has shown good discoveries. During the period, the Company accelerated the pace of construction for the increase of production capacity in major areas. Oil production was stable and gas production increased over the same period last year.

            Refining Segment: under the backdrop of pricing control over oil products in domestic market, the Company optimised refining process and resources allocation, adjusted product mix and increased the production of high value-added products. In addition, resources allocation and transportation were optimized and the price difference between sour and sweet crude oil was taken advantage of, processing volume of sour crude oil was increased and stable operation of the refining facilities which had been operated at a high utilization rate was maintained.

            Marketing and Distribution Segment: the Company coordinated production and sales closely in an effort to meet the strong demand for oil products in domestic market, which resulted in a increase in its domestic sales volume of refined oil products. At the same time, the Company took measures to raise its retail and distribution volume, which resulted in the steady increase in the proportion of retail and distribution sales as a percentage of total domestic sales.

            Chemicals Segment: the Company adhered to the marketing strategy of "focusing on market, full-load production and low inventories". It also strives to adjust its product mix and optimise its marketing structure. During the period, the production of major chemical products such as synthetic resin, synthetic rubber, monomer and polymers for synthetic fibers has increased significantly. The production volume of high value-added products such as performance compound resins and differential fibers also experienced further increase. In the first quarter of 2005, production has been commissioned for the Secco ethylene project.

Summary of Principal Operating Results for the first quarter

                                                                                                               Changes
                                                                                                         compared with
                                                                            Three-month period         the same period
Operating Data                           Unit                                 ended 31st March               last year
                                                                            2005            2004                   (%)
Exploration and Production
Crude oil production                     thousand tonnes                 9,530.5         9,538.3                (0.08)
Natural gas production                   million cubic meters              1,469           1,395                  5.30
Realised crude oil price                 RMB/tonne                      2,127.29        1,678.63                 26.73
Realised natural gas price               RMB/thousand                     655.36          606.47                  8.06
                                         cubic meters
Refining
Crude processing volume                  thousand tonnes                34,334.7        32,368.6                  6.07
Gasoline, diesel and kerosene            thousand tonnes                20,607.2        19,250.9                  7.05
production
Of which:   Gasoline                     thousand tonnes                 5,816.2         5,730.6                  1.49
            Diesel                       thousand tonnes                13,112.3        12,043.1                  8.88
            Kerosene incl. jetfuel       thousand tonnes                 1,678.7         1,477.2                 13.64
Light chemical feedstock                 thousand tonnes                 4,992.2         4,534.0                 10.11
Light yield                              %                                 73.48           73.85     (0.37) percentage
                                                                                                                 point
Refining yield                           %                                 92.63           92.82     (0.19) percentage
                                                                                                                 point
Marketing and Distribution
Total domestic sales of refined oil      thousand tonnes                24,130.5        21,704.5                 11.18
products
Of which:   Retail                       thousand tonnes               13,46.0.0        11,977.2                 12.38
            Distribution                 thousand tonnes                 5,350.6         4,401.4                 21.00
            Wholesale                    thousand tonnes                 5,319.9         5,325.9                (0.11)
Total number of petrol stations          Stations                         30,164          30,416                (0.83)
Of which:   Owned and self-operated      Stations                         26,682          24,680                  8.11
            Franchised                   Stations                          3,482           5,736               (39.30)
Throughput per petrol station            Tonne/station                     2,018           1,757                 14.85
(Note 1)
Chemicals (Note 2)
Ethylene                                 thousand tonnes                 1,121.8         1,041.5                  7.71
Synthetic resins                         thousand tonnes                 1,683.1         1,544.9                  8.95
Of which:   performance compound resins  thousand tonnes                   845.6           725.8                 16.51
Synthetic rubbers                        thousand tonnes                   158.1           152.1                  3.94
Monomers and polymers for synthetic      thousand tonnes                 1,595.6         1,515.2                  5.31
fibers
Synthetic fibers                         thousand tonnes                   400.0           407.1                (1.75)
Of which:   differential fibers          thousand tonnes                   195.1           133.7                 45.92
Urea                                     thousand tonnes                   388.3           541.5               (28.29)

Notes  1:  Throughput per petrol station is that of annual average;
       2: The operating results for the three-month period ended 31 March 2004 are pro-forma data which includes the data of Chemical Assets acquired from China Petrochemical Corporation and its subsidiaries (excluding the Company,) ("Sinopec Group").

Capital expenditure:

The capital expenditure of the Company in the first quarter of 2005 was RMB
11.359 billion. The expenditure for Exploration and Production segment was RMB
4.451 billion. The newly added production capacity of crude oil and natural gas amounted to 0.60 million tonnes/year and 90 million cubic meters/year respectively. The expenditure for Refining segment was RMB 1.256 billion. The second phase of the Ningbo-Shanghai-Nanjing crude oil pipeline will be put into operation in the near future. The revamped refining facilities in Yangzi Petrochemical and Jinling Petrochemical have come on stream. The revamping of refining facilities in Yanshan and Guangzhou and construction of the crude oil pipeline along the Yangzi river are on schedule. The expenditure for Chemical segment was RMB 0.804 billion. The expansion of ethylene facilities in Sinopec Maoming Chemical and ethylene glycol innovation project in Shanghai Petrochemical, the Yangtze Petrochemical's PTA revamping project, Gaoqiao Petrochemical's ABS facilities and other key technical innovation projects such as chemical fertilizer coal-gasification projects progressed smoothly. The expenditure for Marketing and Distribution segment was RMB 4.719 billion. The construction of southwest oil products pipeline, revamping and acquization of petrol stations are on schedule. The expenditure for the Company's headquarters and others was RMB 0.129 billion. Information projects such as ERP also made smooth progress.

In addition, the capital expenditure for joint ventures such as Shanghai Secco ethylene project, Yueyang Sinopec-Shell coal gasification project and BASF-YPC was approximately RMB 1.292 billion.

3     Management's Discussion and Analysis

3.1 Brief analysis of the Company's general operating activities during the reporting period

      Based on the PRC Accounting Rules and Regulations, income from principal operations of the Company for the first quarter of 2005 amounted to RMB
      169.040 billion, representing an increase of 36.89% over the same period of last year, and the net profit amounted to RMB 9.004 billion, representing an increase of 21.18% over the same period of last year.

      Based on IFRS, the turnover and other operating revenues of the Company for the first quarter of 2005 amounted to RMB 174.127 billion, representing an increase of 34.35% over the same period of last year. Profit attributable to shareholders of the parent amounted to RMB 9.637 billion, representing an increase of 16.02% over the same period of last year.

3.1.1 Principal segments or products accounting for over 10% of income or profit from principal operations

      |X| applicable                |_| not applicable

      The table below shows segmental information prepared in accordance with the PRC Accounting Rules and Regulations:

                                                      Income from                        Profit from
                                                        principal                          principal      Gross profit
      By segments or by products                       operations    Costs of sales       operations         ratio (%)
                                                   (RMB millions)    (RMB millions)   (RMB millions)            (Note)

      Exploration and production                           20,169             8,343            9,104             45.14
      Refining                                            100,035            93,497            2,961              2.96
      Marketing and distribution                           94,813            86,005            8,696              9.17
      Chemicals                                            41,081            33,115            7,774             18.92
      Corporate and others                                 23,425            23,310              111              0.47
      Elimination of inter-segment sales                (110,483)         (108,083)              N/A               N/A
      Total                                               169,040           136,187           28,646             16.95
      Of which:related party transactions                  14,533            13,056            1,431              9.85

      Note: Gross profit ratio = profit from principal operations/income from principal operations

      The table below shows segmental information prepared in accordance with
      IFRS:

                                                                                                         Percentage of
                                                                                                             operating
                                                                                                         profit/(loss)
                                                      Operating         Operating          Operating    over operating
      By segments or by products                       revenues          expenses      profit/(loss)          revenues
                                                 (RMB millions)    (RMB millions)     (RMB millions)               (%)
      Exploration and production                         21,278            12,508              6,394             30.05
      Refining                                          101,826           100,131              1,671              1.64
      Marketing and distribution                         95,061            91,519              3,542              3.73
      Chemicals                                          42,620            36,709              5,911             13.87
      Corporate and others                               23,825            24,463              (638)             -2.68
      Elimination of inter-segment sales              (110,483)         (108,083)                N/A               N/A
      Total                                             174,127           157,247             16,880              9.69

3.1.2 Seasonal or periodic nature of the Company's operations

      |_| applicable                  |X| not applicable

3.1.3 The composition of the profits during this reporting period (significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation are listed and explained below in accordance with the PRC Accounting Rules and Regulations)

      |X| applicable                  |_| not applicable




                                                           Three-month period    Year ended  31 December
      Item                                                ended 31 March 2005                       2004     Change in
                                                                   Percentage                 Percentage    percentage
                                                                    of profit                  of profit     of profit
                                                                       before                     before        before
                                                         Amount      taxation       Amount      taxation      taxation
                                                           (RMB           (%)         (RMB           (%)   (percentage
                                                      millions)                  millions)                     points)

      Profit from principal operations                   28,646        189.78      115,222        215.23        -25.45
      Profit from other operations                          320          2.12        1,102          2.06          0.06
      Period expenses                                    13,678         90.62       53,371         99.69         -9.07
      Investment income                                     143          0.95        1,088          2.03         -1.08
      Net non-operating income/expenses                     337          2.23       10,506         19.62        -17.39
      Profit before taxation                             15,094        100.00       53,535        100.00             -

      Significant changes and explanations:

      o  Profit from principal operations

            The percentage of profit from principal operations to the profit before taxation was 189.78%, representing a decrease of 25.45 percentage points from 215.23% of the same period of the previous year. This was mainly due to the fact that the prices of crude oil, refined oil products and chemical products were still at high level in the first quarter of 2005. The Company also seized the market opportunities of strong demand for refined oil products and chemical products and was devoted to expand the market and increase its sales volume. Despite the significant increase in income from principal operations, the percentage increase in income from sales of goods was less than the percentage increase in the cost of raw materials and, as a result, profit from principal operations experienced a slight decrease of 0.56% over the quarterly average value of RMB 28.806 billon of the previous year; and profit before taxation had an increase of 12.78% over the quarterly average of the previous year. Therefore, the profit from principal operations accounted for a smaller percentage of the total profit before taxation than last year.

      o  Net non-operating income/expenses

            The Company experienced losses on disposal of fixed assets and impairment losses on long-lived assets amounted to RMB 8.932 billion for the year ended 31 December 2004. However, the loss on disposal of fixed assets was relatively small in the first quarter of 2005.

3.1.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period

      |_| applicable            |X| not applicable

3.1.5 Significant changes in, and explanations of, the profitability (gross profit ratio) of principal operations as compared with those during the previous reporting period prepared in accordance with the PRC Accounting Rules and Regulations

      |_| applicable            |X| not applicable

3.2 Significant events and their impacts as well as the analysis and explanations for the solutions

      |X| applicable            |_| not applicable

3.2.1 Connected transactions

      The aggregate amount of connected transactions actually occurred in relation to the Company during the reporting period was RMB 32.529 billion, of which, incoming trade amounted to RMB 15.710 billion, and outgoing trade amounted to RMB 16.819 billion (including, RMB 16.798 billion of sales of products and services, RMB 9 million of interest earned, RMB 12 million of income from agency fee). During the reporting period, the products and services provided by Sinopec Group (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB 14.261 billion, representing 9.1% of the Company's operating expenses of the reporting period; the ancillary and social services provided by Sinopec Group to the Company amounted to RMB 433 million, representing 0.3% of operating expenses of the reporting period; the product sales from the Company to Sinopec Group and other connected parties amounted to RMB
      16.798 billion, representing 9.6% of the Company's operating revenue, all of which were within expectation. During the reporting period, profit from principal operations resulted from connected transactions amounted to RMB 1.431 billion, representing 5.0% of the Company's profit from principal operations. The natures and pricing policies of connected transactions did not hav any significant change compared with 2004.

3.2.2 Interest of corporate bonds

      On 8 March 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a fixed coupon rate of 4.61%. On 28 September 2004, the corporate bonds were listed on the Shanghai Stock Exchange. On 24 February 2005, Sinopec Corp. repaid coupon interests for the first year in full. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 , 28 September 2004 and 18 February 2005.

3.2.3 Acquisition of 40.5% shares held by Hong Kong Huarun in Qingdao Qirun

      Sinopec Corp. and Hong Kong Huarun Petrochemical (Group) Company Limited ("Hong Kong Huarun") entered into a share transfer agreement on 17 November 2004, pursuant to which Sinopec Corp. acquired 30% interest in Qingdao Qirun Petroleum and Chemical Company Limited ("Qingdao Qirun") from Hong Kong Huarun. On 21 January 2005, the parties entered into another share transfer agreement, pursuant to which Sinopec Corp. acquired the remaining 10.5% interest held by Hong Kong Huarun in Qingdao Qirun. The shares transfer represented an aggregate of 40.5% interest in Qingdao Qirun and the total consideration for the transfer amounted to RMB 480 million.

3.2.4 Merger by absorption of Beijing Yanhua

      Sinopec Corp. proposed to privatise Beijing Yanhua Petrochemical Company Limited (Beijing Yanhua) by way of merger by absorption through Beijing Feitian Petrochemical Company Limited (Beijing Feitian), a wholly-owned subsidiary of Sinopec Corp., established for the purpose of such merger. Pursuant to the agreement entered into between Beijing Feitian and Beijing Yanhua on 29 December 2004, Beijing Feitian will purchase the listed shares of Beijing Yanhua from its shareholders at a unit price of HKD 3.80 per share in cash, the total consideration involved amounts to approximately HKD 3.846 billion. The proposed merger has been approved by relevant shareholders and independent shareholders at the general meeting of independent shareholders of Beijing Yanhua, the general meeting of shareholders of Beijing Feitian, and by domestic and overseas regulators. Beijing Yanhua is applying for the de-listing from the overseas stock exchanges. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005 for details.

3.2.5 Changes in senior management

      At the sixteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the resignation applications of Mr. Wang Jiming from the President position and Mr. Mou Shuling from the Senior Vice President position. The Board of Directors also approved the appointment of Mr. Wang Tianpu as President, and Mr. Zhang Jianhua and Mr. Wang Zhigang as Senior Vice President of Sinopec Corp.

3.3 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and fundamental errors

      |X| applicable                |_| not applicable

3.3.1 Financial statements for the first quarter ended 31 March 2005 prepared under the PRC Accounting Rules and Regulations

      There is no significant change in the accounting policies, accounting estimates and scope of consolidation adopted in preparing the financial statements for the first quarter of 2005 by the Company as compared to those adopted in preparing the financial statements for the year of 2004. There has been no retrospective adjustment resulting from fundamental accounting errors reflected in the financial statements for the first quarter of 2005.

3.3.2 Financial statements for the first quarter ended 31 March 2005 prepared under IFRS

3.3.2.1  Basis of presentation

      Pursuant to the resolutions passed at the Extraordinary General Meeting held on 21 December 2004, the Company acquired the equity interests of Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical"), Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical"), Zhongyuan Petrochemical Company Limited ("Zhongyuan Petrochemical"), Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical") and certain catalyst plants ("Catalyst Plants") from Sinopec Group Company (hereinafter referred to as the "Acquisition of Petrochemical and Catalyst Assets").

      As the Company, Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants are under the common control of Sinopec Group Company, the Acquisition of Petrochemical and Catalyst Assets are considered as "combination of entities under common control" which are accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities acquired from Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants have been accounted for at historical cost and the financial statements of the Company for periods prior to the combination have been restated to include the results of operations of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants on a combined basis. In connection with these acquisitions, certain assets, primarily property, plant and equipment and construction in progress, were retained by Sinopec Group Company. The assets retained by Sinopec Group Company were reflected as a distribution in the shareholders' funds. The considerations for these acquisitions were treated as equity transactions.

      The summarisd results of operations previously reported by the Company for the first quarter ended 31 March 2004 have been restated to include the results of of operations of Tianjin Petrochemical, Luoyang Petrochemical, Zhongyuan Petrochemical, Guangzhou Petrochemical and Catalyst Plants (collectively the "Acquired Group") as set out below:


                                                  The Company without the
                                                           Acquired Group           The Acquired Group        Combined
                                                             RMB millions                 RMB millions    RMB millions

      Results of operations:
      Operating revenues                                          128,363                        1,245         129,608
      Profit attributable to  shareholders
         of the parent                                              8,008                          298           8,306

      For the period presented, all significant balances and transactions between the Company and the Acquired Group have been eliminated.

3.3.2.2     Accounting policies

      The International Accounting Standards Board has issued a number of new and revised IFRS and International Accounting Standards (collectively the "new IFRS") effective from 1 January 2005. The Company has amended the Company's accounting policies according to the new IFRS in preparation of the financial statements for the first quarter ended 31 March 2005. According to the newly effective IFRS No. 3 "Business Combinations", goodwill is no longer amortised and instead reviewed for impairment during reporting period. Except for the accounting policy for goodwill as stated above, the new IFRS has no significant impact on the results of operations and financial condition of the Company for the reporting period.

3.4 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non-standard opinion".

      |_| applicable                  |X| not applicable

3.5 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

      |_| applicable                  |X| not applicable

3.6 Adjustments to the annual business plan or budget which have been disclosed

      |_| applicable                  |X| not applicable

3.7 This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

                                                           By Order of the Board
                                                                Chen Tonghai
                                                                  Chairman

Beijing, PRC, 28 April 2005

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.